Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of March 31, 2022 and December 31, 2021	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month periods ended March 31, 2022 and 2021	3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended March 31, 2022 and 2021	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2022 and 2021	5
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month periods ended March 31, 2022	6

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of March 31, 2022, and December 31, 2021

	Notes	March 31, 2022	December 31, 2021
		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	14,887,838	20,484,836
Other financial assets	7/15	8,589	17,145
Trade and other receivables	7	366,825	164,785
Contract asset	7	67,807	159,636
Prepayments	7	1,831,112	1,115,374
Total current assets		17,162,171	21,941,776

Non-current assets
Right-of-use assets	8	399,656	469,989
Property, plant and equipment	9	61,528	72,111
Non-current financial assets	10	57,950	57,908
Total non-current assets		519,134	600,008

Total assets		17,681,305	22,541,784

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		292,103	287,698
Payables and accruals	11	3,680,368	3,847,145
Total current liabilities		3,972,471	4,134,843

Non-current liabilities
Non-current lease liabilities		120,768	194,316
Retirement benefits obligations	14	632,753	1,281,525
Total non-current liabilities		753,521	1,475,841

Equity
Share capital	12	65,272,952	49,272,952
Share premium	12	283,742,253	283,981,361
Treasury shares reserve	12	(27,685,587)	(11,703,279)
Other reserves		26,507,232	24,437,868
Accumulated deficit		(334,881,537)	(329,057,802)
Total equity		12,955,313	16,931,100

Total liabilities and equity		17,681,305	22,541,784

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

for the three-month periods ended March 31, 2022 and 2021

		For the three months ended March 31,
	Notes	2022	2021
		Amounts in Swiss francs
Revenue from contract with customer	15	237,237	844,223
Other income	16	6,711	78,198

Operating costs
Research and development		(3,765,447)	(2,748,043)
General and administration		(2,241,086)	(1,322,406)
Total operating costs		(6,006,533)	(4,070,449)

Operating loss		(5,762,585)	(3,148,028)

Finance income		95	529,155
Finance expense		(61,245)	(20,740)
Finance result	19	(61,150)	508,415

Net loss before tax		(5,823,735)	(2,639,613)
Income tax expense		-	-
Net loss for the period		(5,823,735)	(2,639,613)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	20	(0.15)	(0.08)

Other comprehensive income
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation		665,819	125,401
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		27	464
Other comprehensive income for the period, net of tax		665,846	125,865

Total comprehensive loss for the period		(5,157,889)	(2,513,748)

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
		Amounts in Swiss francs
Balance as of January 1, 2021		32,848,635	286,888,354	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803
Net loss for the period		-	-	-	-	-	(2,639,613)	(2,639,613)
Other comprehensive income for the period		-	-	-	464	125,401	-	125,865
Total comprehensive loss for the period		-	-	-	464	125,401	(2,639,613)	(2,513,748)
Issue of shares – third parties	12	6,900,000	3,199,323	-	-	-	-	10,099,323
Cost of share capital issuance		-	(1,767,053)	-	-	-	-	(1,767,053)
Value of share-based services	13	-	-	-	-	186,102	-	186,102
Movement in treasury shares:	12
Settlement of supplier invoices		-	21,284	37,382	-	-	-	58,666
Net purchases under liquidity agreement..		-	8,061	(63,028)	-	-	-	(54,967)
Other net sales of treasury shares		-	41,004	39,940	-	-	-	80,944
Balance as of March 31, 2021		39,748,635	288,390,973	(6,064,641)	(656,766)	15,626,370	(316,345,501)	20,699,070

Balance as of January 1, 2022		49,272,952	283,981,361	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100
Net loss for the period		-	-	-	-	-	(5,823,735)	(5,823,735)
Other comprehensive income for the period		-	-	-	27	665,819	-	665,846
Total comprehensive loss for the period..		-	-	-	27	665,819	(5,823,735)	(5,157,889)
Issue of treasury shares	12	16,000,000	-	(16,000,000)	-	-	-	-
Cost of treasury shares issuance		-	(210,633)	-	-	-	-	(210,633)
Related costs of sales shelf-registration		-	(2,223)	-	-	-	-	(2,223)
Cost of pre-funded warrants sold		-		-	-	(36,534)	-	(36,534)
Value of share-based services	13	-	-	-	-	1,440,052	-	1,440,052
Movement in treasury shares:	12
Net purchases under liquidity agreement..		-	(26,252)	17,692	-	-	-	(8,560)
Balance as of March 31, 2022		65,272,952	283,742,253	(27,685,587)	(657,498)	27,164,730	(334,881,537)	12,955,313

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2022 and 2021

		For the three months ended March 31,
	Notes	2022	2021
		Amounts in Swiss francs
Net loss for the period		(5,823,735)	(2,639,613)
Adjustments for:
Depreciation	8/9	86,832	88,645
Value of share-based services	13	1,440,052	186,102
Post-employment benefits		17,047	(189,919)
Finance cost/(income) net		30,326	(553,308)
Decrease in other financial assets	7	8,556	54,967
Increase in trade and other receivables	7	(202,040)	(4,788)
Decrease / (increase) in contract asset	7	91,829	(110,555)
Increase in prepayments	7	(715,738)	(354,175)
Increase in payables and accruals	11	222,247	1,501,875
Decrease in contract liability	15	-	(733,668)
Decrease in deferred income	16	-	(73,117)
Services paid in shares	12	-	58,666
Net cash used in operating activities		(4,844,624)	(2,768,888)

Cash flows from investing activities
Purchase of property, plant and equipment	9	-	(3,159)
Net cash used in investing activities		-	(3,159)

Cash flows from financing activities
Proceeds from capital increase		-	10,161,746
Costs paid on issue of shares		-	(1,298,879)
Cost paid on issue of treasury shares	12	(188,052)	-
(Purchase)/sale of treasury shares		(8,560)	25,977
Costs paid on sale of pre-funded warrants	12	(275,966)	-
Costs paid on sales of treasury shares – shelf registration	12	(174,396)	-
Principal element of lease payment		(75,059)	(77,593)
Interest received	19	95	1,612
Interest paid	19	(22,414)	(20,740)
Net cash from/(used in) financing activities		(744,352)	8,792,123

(Decrease)/increase in cash and cash equivalents		(5,588,976)	6,020,076

Cash and cash equivalents at the beginning of the period	6	20,484,836	18,695,040
Exchange difference on cash and cash equivalents		(8,022)	505,114

Cash and cash equivalents at the end of the period	6	14,887,838	25,220,230

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the three-month periods ended March 31, 2022

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the “Group”) are a clinical stage pharmaceutical group applying its leading allosteric modulator drug discovery platform to discovery and development of small molecule pharmaceutical products, with an initial focus on central nervous system disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. registered in Delaware with its principal business location in San Francisco, California, United States. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These condensed consolidated financial statements have been approved for issuance by the Board of Directors on May 4, 2022.

2. Basis of preparation

These condensed consolidated interim financial statements for the three-month period ended March 31, 2022, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited condensed consolidated interim financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the condensed consolidated interim financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2021.

A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2022. The Group noted that the latter did not have a material impact on the Group’s financial position or disclosures made in the condensed consolidated interim financial statements.

Due to rounding, numbers presented throughout these condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

3. Critical accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances and licensing certain of its research and development stage products. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of these unaudited condensed consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital to finance its future operations that may be delayed due to COVID 19 pandemic and the Russia’s invasion of Ukraine. The Group will seek additional funding through public or private financings or collaboration agreements. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

COVID-19

In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

On March 18, 2020, the Group announced the suspension of the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in levodopa-induced dyskinesia associated with Parkinson’s disease (PD-LID). The Group decided to suspend the trial based on the inability of planned clinical trial sites in the United States to initiate the trial in full compliance with the Group’s planned clinical trial procedures including with respect to data reporting, data monitoring, and the recommendations of various health authorities that the infirm patients who would participate in the trial not risk being exposed to COVID-19 at clinical trial sites. Such sites have been and may continue to be required to focus their limited resources on matters unrelated to our planned clinical trial, thereby decreasing availability, in whole or in part, for services to our planned clinical trial.

On June 29, 2021, the Group announced the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID and expect to report topline results in the first half of 2023. On September 29, 2021, the Group announced the initiation of an exploratory placebo-controlled phase 2 clinical study of dipraglurant in blepharospasm and expect to report topline results at in the second quarter of 2022.

Although the Group believes, based on current projections of the pandemic, that it will be able to execute the clinical trials as planned in 2022 and 2023, the duration of the COVID-19 crisis is uncertain and may impact the Group’s ability to execute these clinical trials as planned.

Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group’s business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group’s activities in 2022 and thereafter cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, the Group concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

Russia’s invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates led by the Group, including patient enrollment. The Group and its collaborators rely on global networks of contract research organizations and clinical trial sites to enroll patients, certain of which are in Russia and Ukraine. Delays in research activities or in the conduct of the clinical trials of the Group could increase associated costs and, depending upon the duration of any delays, require the Group to find alternative suppliers at additional expense. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. To date, the Group has not experienced significant changes in the estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, the Group may be required to make changes to the estimates in the future as it becomes aware of additional information about the status or conduct of its research activities.

Research and development costs

The Group recognizes expenditure incurred in carrying out its research and development activities, including development supplies, until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement. Currently, such development supplies are associated with pre-clinical and clinical trials of specific products that do not have any demonstrated technical feasibility.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group for the three-month periods ended March 31, 2022 and 2021 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months ended March 31,
	2022	2021
Collaborative research funding	237,237	844,223
Grants earned	-	73,117
Other service income	6,711	5,081
Total	243,948	922,421

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months ended March 31,
	2022	2021
Indivior PLC	237,237	844,223
Eurostars /Innosuisse	-	73,117
Other counterparties	6,711	5,081
Total	243,948	922,421

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	March 31, 2022	December 31, 2021
Switzerland	515,182	596,098
United States of America	3,584	3,536
France	368	374
Total	519,134	600,008

The geographical analysis of operating costs is as follows:

	For the three months ended March 31,
	2022	2021
Switzerland	5,996,993	4,060,789
United States of America	7,708	7,981
France	1,832	1,679
Total operating costs (note 17)	6,006,533	4,070,449

The capital expenditure during the three-month period ended March 31, 2022 is nil (CHF 3,159 for the three-month period ended March 31, 2021).

6. Cash and cash equivalents

	March 31, 2022	December 31, 2021
Cash at bank and on hand	14,887,838	20,484,836
Total cash and cash equivalents	14,887,838	20,484,836

Split by currency:

	March 31, 2022	December 31, 2021
CHF	94.99%	44.33%
USD	3.76%	54.47%
EUR	0.48%	0.58%
GBP	0.77%	0.62%
Total	100.00%	100.00%

The Group pays interests on CHF cash and cash equivalents and earns interests on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts mainly with Swiss banks.

All cash and cash equivalents were held either at banks or on hand as of March 31, 2022 and December 31, 2021.

7. Other current assets

	March 31, 2022	December 31, 2021
Other financial assets	8,589	17,145
Trade and other receivables	366,825	164,785
Contract asset (Indivior PLC)	67,807	159,636
Prepayments	1,831,112	1,115,374
Total other current assets	2,274,333	1,456,940

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. As of March 31, 2022, the combined amount of the contract asset, trade receivables and other receivables amounted to CHF 434,632 (CHF 324,421 as of December 31, 2021) including CHF 237,237 for the research agreement with Indivior (CHF 159,636 as of December 31, 2021), CHF 131,848 for the grant from Eurostars/Innosuisse (CHF 131,848 as of December 31, 2021) and CHF 12,700 for five non-governmental debtors (four non-governmental debtors for CHF 3,978 as of December 31, 2021). The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of March 31, 2022 and December 31, 2021. The increase in prepayments as of March 31, 2022 compared to December 31, 2021 primarily relates to retirement benefits paid annually at the beginning of the year.

8. Right-of-use assets

Year ended December 31, 2021	Properties	Equipment	Total
Opening net book amount	543,890	21,454	565,344
Additions	2,000	-	2,000
Depreciation charge	(294,389)	(26,026)	(320,415)
Effect of lease modifications	208,902	17,676	226,578
Disposals	(4,216)	-	(4,216)
Exchange differences	698	-	698
Closing net book amount	456,885	13,104	469,989

As of December 31, 2021	Properties	Equipment	Total
Cost	1,298,569	88,844	1,387,413
Accumulated depreciation	(841,684)	(75,740)	(917,424)
Net book value	456,885	13,104	469,989

Period ended March 31, 2022	Properties	Equipment	Total
Opening net book amount	456,885	13,104	469,989
Depreciation charge	(69,674)	(6,575)	(76,249)
Effect of lease modifications	-	5,916	5,916
Closing net book amount	387,211	12,445	399,656

As of March 31, 2022	Properties	Equipment	Total
Cost	1,298,569	94,760	1,393,329
Accumulated depreciation	(911,358)	(82,315)	(993,673)
Net book value	387,211	12,445	399,656

9. Property, plant and equipment

Year ended December 31, 2021	Equipment	Furniture & fixtures	Chemical Library	Total
Opening net book amount	67,760	-	-	67,760
Additions	31,549	-	-	31,549
Depreciation charge	(27,198)	-	-	(27,198)
Closing net book amount	72,111	-	-	72,111

As of December 31, 2021	Equipment	Furniture & fixtures	Chemical Library	Total
Cost	1,713,828	7,564	1,207,165	2,928,557
Accumulated depreciation	(1,641,717)	(7,564)	(1,207,165)	(2,856,446)
Net book value	72,111	-	-	72,111

Period ended March 31, 2022	Equipment	Furniture & fixtures	Chemical Library	Total
Opening net book amount	72,111	-	-	72,111
Depreciation charge	(10,583)	-	-	(10,583)
Closing net book amount	61,528	-	-	61,528

As of March 31, 2022	Equipment	Furniture & fixtures	Chemical Library	Total
Cost	1,713,828	7,564	1,207,165	2,928,557
Accumulated depreciation	(1,652,300)	(7,564)	(1,207,165)	(2,867,029)
Net book value	61,528	-	-	61,528

10. Non-current financial assets

	March 31, 2022	December 31, 2021
Security rental deposits	57,950	57,908
Total non-current financial assets	57,950	57,908

11. Payables and accruals

	March 31, 2022	December 31, 2021
Trade payables	1,421,642	1,787,287
Social security and other taxes	233,619	203,288
Accrued expenses	2,025,107	1,856,570
Total payables and accruals	3,680,368	3,847,145

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The decrease in payables and accruals as of March 31, 2022 compared to December 31, 2021, primarily relates to trade payables linked to R&D activities on discovery programs. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

12. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2021	32,848,635	(5,729,861)	27,118,774
Issue of shares – capital increase	6,900,000	-	6,900,000
Settlement of supplier invoices	-	37,382	37,382
Net purchase of treasury shares under liquidity agreement	-	(36,045)	(36,045)
Other net sale of treasury shares	-	39,940	39,940
Balance as of March 31, 2021	39,748,635	(5,688,584)	34,060,051

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2022	49,272,952	(11,374,803)	37,898,149
Issue of shares – capital increase	16,000,000	(16,000,000)	-
Net purchase of treasury shares under liquidity agreement	-	(11,000)	(11,000)
Balance as of March 31, 2022	65,272,952	(27,385,803)	37,887,149

The Company maintains a Liquidity Agreement with Kepler Capital Markets SA (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of March 31, 2022, 102,370 (December 31, 2021: 91,370) treasury shares are recorded under this agreement in the treasury share reserve and CHF 8,589 (December 31, 2021: CHF 17,145) is recorded in other financial assets.

As of March 31, 2022, the total outstanding share capital is CHF 37,887,149, consisting of 37,887,149 shares excluding 27,385,803 treasury shares. As of December 31, 2021, the total outstanding share capital was CHF 37,898,149 consisting of 37,898,149 shares excluding 11,374,803 treasury shares. All shares have a nominal value of CHF 1.00.

On February 2, 2022, Addex Therapeutics Ltd issued 16,000,000 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1.00. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital. Directly related share issuance costs of CHF 0.2 million were recorded as a deduction in equity.

On December 16, 2021, the Group entered into a Securities Purchase Agreement with Armistice Capital LLC and sold 3,752,202 treasury shares in the form of 625,367 American Depositary Share (ADS) listed on the Nasdaq Stock Market at a sale price of USD 1.08 (CHF 1.00) per share, USD 6.50 (CHF 6.00) per ADS. In addition, 5,478,570 pre-funded warrants in the form of 913,095 ADS were sold at a sale price of USD 1.08 (CHF 0.99) per share, USD 6.49 (CHF 5.99) per ADS with an exercise price of USD 0.01 per ADS. The total gross proceeds of this offering amounted to USD 10 million (CHF 9.2 million) and directly related share issuance costs of CHF 1.4 million were recorded as a deduction in equity for the year ended December 31, 2021 of which CHF 0.5 million has been paid during the three-month period ended March 31, 2022. The Group additionally issued to Armistice Capital LLC, 9,230,772 warrants to purchase 1,538,462 ADS with an exercise price of USD 1.08 (CHF 1.00) per share and USD 6.5 (CHF 6.00) per ADS. The fair value of each of the warrants issued is CHF 0.40 per share, CHF 2.4 per ADS, and has been calculated using the Black-Scholes valuation model and recorded in equity as a cost of the offering for the year ended December 31, 2021, with a volatility of 55.57% and an annual risk-free rate of -0.64%. The total value of the warrants issued amounted to CHF 3.7 million.

On April 23, 2021, Addex Therapeutics Ltd issued 9,524,317 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1.00. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital.

On January 8, 2021, Addex Therapeutics Ltd issued 6,900,000 registered shares, with a nominal value of CHF 1.00 each, at an issue price of CHF 1.46. Out of the total new shares, 6,750,000 are in the form of ADS. The gross proceeds amounted to CHF 10.1 million (USD 11.5 million) and directly related share issuance costs of CHF 1.8 million were recorded as a deduction in equity as of March 31, 2021.

During the three-month period ended March 31, 2022, the Sale Agency Agreement entered with Kepler Cheuvreux was on hold whilst 39,940 treasury shares were sold under this agreement, for a gross amount of CHF 80,944 during the same period ending March 31, 2021.

In addition, the Group did not use its treasury shares to pay consultants during the three-month period ending March 31, 2022, whilst during the same period ending March 31, 2021, it used 37,382 treasury shares to purchase services from consultants including 19,376 treasury shares for Roger Mills, the Group’s Chief Medical Officer. The total value of consulting services settled in shares was CHF 58,666.

13. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to directors, executives, employees and consultants for the three-month period ended March 31, 2022 amounts to CHF 1,440,052 (CHF 186,102 for the three-month period ended March 31, 2021).

On January 4, 2022, the exercise price of 8,294,045 equity incentive units was reduced to CHF 1.00 and the share-based compensation related to the fair value adjustment for the reduction in the exercise price was recognized over the remaining vesting period of the respective equity incentive units or immediately for fully vested units and amounted to CHF 1,229,003 for the three-month period ended March 31, 2022.

As of March 31, 2022, and December 31, 2021, 8,615,885 options were outstanding. No options were granted during the three-month period ended March 31, 2022.

As of March 31, 2022 and December 31, 2021, a total of 198,750 equity sharing certificates (ESCs) were outstanding.

14. Retirement benefits obligations

The amounts recognized in the statement of comprehensive loss are as follows:

	For the three months ended March 31,
	2022	2021
Current service cost	(85,432)	(88,554)
Past service cost	-	219,104
Interest cost	(9,705)	(6,085)
Interest income	6,996	3,857
Company pension amount (note 18)	(88,141)	128,322

The conversion rates have changed as of January 1, 2021, which has led to a positive past service cost for the three-month period ended March 31, 2021.

The amounts recognized in the balance sheet are determined as follows:

	March 31, 2022	December 31, 2021
Defined benefit obligation	(8,423,993)	(9,276,675)
Fair value of plan assets	7,791,240	7,995,150
Funded status	(632,753)	(1,281,525)

The discount rate and interest on the saving accounts amounted to 1.25% as of March 31, 2022 (0.35% as of December 31, 2021). As a consequence, the defined benefit obligation and the fair value of plan assets decreased during the same period.

15. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of USD 2 million for the Group’s R&D costs incurred. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.1 million has been paid to the Group as of March 31, 2022, a remaining amount of CHF 0.6 million is expected to be received directly by the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

For the three-month period ended March 31, 2022, the Group recognized CHF 0.2 million as revenue (For the three-month period ended March 31, 2021: CHF 0.8 million) and recorded a combined amount of CHF 0.2 million in contract asset and trade receivable as of March 31, 2022 (December 31, 2021: CHF 0.2 million).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc).

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable consideration as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence.

No amounts have been recognized under this agreement in the three-month periods ended March 31, 2022 and 2021.

16. Other income

Under a grant agreement with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

The Group was awarded a grant by Eurostars/Innosuisse in 2019 for CHF 512,032 of which CHF 380,184 were paid as of March 31, 2022. As of March 31, 2022 and December 31, 2021, the amount recognized by the Group as other receivables remains stable at CHF 131, 848 and is expected to be received in the fourth quarter of 2022 in accordance with the grant conditions.

For the three-month period ended March 31, 2022, the Group recognized CHF 6,711 as other income (CHF 78,198 for the three-month period ended March 31, 2021). The decrease is because, the Group has not recognized any income from Eurostars/Innosuisse during the three-month period ended March 31, 2022 in accordance with the grant conditions.

17. Operating costs

	For the three months ended March 31,
	2022	2021
Staff costs (note 18)	2,192,973	889,959
Depreciation (notes 8/9)	86,832	88,645
External research and development costs	2,507,186	1,959,386
Laboratory consumables	81,362	83,345
Patent maintenance and registration costs	75,232	78,691
Professional fees	458,154	286,343
Short-term leases	13,265	8,391
D&O Insurance	383,827	399,020
Other operating costs	207,702	276,669
Total operating costs	6,006,533	4,070,449

The evolution of the total operating costs is mainly driven by external research and development expenses, staff costs, professional fees, D&O insurance and other operating costs.

During the three-month period ended March 31, 2022, total operating costs increased by CHF 1.9 million compared to the same period ended March 31, 2021, primarily due to increased staff costs of CHF 1.3 million of which CHF 1.0 million relate to higher share-based compensation costs (note 18). During the same period, external research and development costs increased by CHF 0.5 million including CHF 0.4 million for our dipraglurant PD-LID program.

18. Staff costs

	For the three months ended March 31,
	2022	2021
Wages and salaries	823,237	775,852
Social charges and insurances	119,146	99,011
Value of share-based services	1,162,449	143,418
Retirement benefit (note 14)	88,141	(128,322)
Total staff costs	2,192,973	889,959

During the three-month period ended March 31, 2022, total staff costs increased by CHF 1.3 million compared to the same period ended March 31, 2021, primarily due to higher share-based compensation cost for CHF 1.0 million related to the reduction of the exercise price of the equity incentive units granted to employees to CHF 1.00 on January 4, 2022.

19. Finance result, net

	For the three months ended March 31,
	2022	2021
Interest income	95	1,612
Interest cost	(16,795)	(14,130)
Interest expense on leases	(5,619)	(6,610)
Foreign exchange (loss) / gain, net	(38,831)	527,543
Finance result, net	(61,150)	508,415

20. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding shares purchased by the Group and held as treasury shares.

	For the three months ended March 31,
	2022	2021
Loss attributable to equity holders of the Company	(5,823,735)	(2,639,613)
Weighted average number of shares in issue	37,894,962	33,519,862
Basic and diluted loss per share	(0.15)	(0.08)

The Company has three categories of dilutive potential shares as of March 31, 2022 and 2021: equity sharing certificates (“ESCs”), share options and warrants. For the three-month periods ended March 31, 2022 and 2021, equity sharing certificates, share options and warrants have been ignored in the calculation of the loss per share, as they would be antidilutive.

21. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation	For the three months ended March 31,
	2022	2021
Salaries, other short-term employee benefits and post-employment benefits	440,436	276,931
Consulting fees	45,824	58,777
Share-based compensation	1,265,380	154,305
Total	1,751,640	490,013

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 211,334 as of March 31, 2022 (December 31, 2021: CHF 172,443).

22. Events after the balance sheet date

On April 12, 2022, the Group issued 3,896,370 equity incentive units and the share-based compensation cost related to the fair value of CHF 1.3 million will be recognized over a four-year vesting period. As a result, CHF 0.6 million will be recognized over the period from April 13, 2022 to December 31, 2022, CHF 0.4 million in 2023 and CHF 0.3 million over the period from 2024 to 2026 as share-based compensation cost.